Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

July 23, 2007

USING COMMODITIES TO DIVERSIFY YOUR PORTFOLIO

WHAT ARE COMMODITIES?

Commodities are the physical goods used in the initial phase of the manufacturing process. They are goods that almost everyone in the world uses on a daily basis, such as oil, natural gas, wheat, soybeans, hogs, aluminum, copper, and silver.

WHY INVEST IN COMMODITIES?

There are two primary reasons for adding commodities to a portfolio: diversification and inflation protection.

Diversification

Commodity prices and prices for stocks and bonds respond differently to changes in market and economic conditions. The difference in how they respond to these global events and the timing of those responses can provide commodities with valuable benefits when combined with other financial assets. While diversification may not necessarily protect against market risk, the historically low correlation between commodities and financial assets means that commodities may perform well in neutral or negative years for stocks and bonds. As such, commodities, while historically volatile in terms of their returns, can actually lower the overall volatility of a portfolio.

The Importance of Correlations to Portfolio Risk and Return

When thinking about building a diversified portfolio, remember the old adage, “Don’t put all your eggs in one basket.” Diversification is not only about the number of investments in your portfolio, it’s also about the relationships among those investments. Adding one more technology stock to a portfolio comprising only 15 other technology stocks is not a particularly diversifying move. If the technology sector faces a downturn, your portfolio value will decrease no matter how many different technology stocks are in it. A better approach is to build a portfolio whose individual elements tend not to move in lockstep in response to changing market conditions, so that you have built-in “buffers” if certain asset classes, sectors, or styles should suffer.

Correlation values range between -1 and +1. Assets that have an inverse relationship, or move in exact opposite directions, will have a correlation of -1, while those that move in the same direction in tandem will have a correlation of +1. A correlation of 0 implies that there is no relationship.

Because commodities have low correlations to stocks and bonds, they can be a good choice to lower your overall portfolio risk while enhancing your potential for better long-term risk-adjusted returns (see figure 1).

Inflation Protection

Though stocks and bonds typically perform poorly during times of inflation, commodities tend to perform well because they are closely linked to rising prices in essential goods. looking back at inflation and the performance of stocks, bonds, and commodities from 1990–2006, stocks and bonds have generally moved in the opposite direction from inflation while commodities moved in the same direction (see figure 2). As a result, investors use commodities as part of an inflation hedging strategy.

FIGURE 1 Index Correlations

CORRELATION COEFFICIENT	S&P GSCI™ TOTAL RETURN INDEX	DJ–AIG COMMODITY INDEX TOTAL RETURNSM	S&P GSCI™ CRUDE OIL TOTAL RETURN INDEX
S&P GSCI™ Total Return Index	1.00	0.89	0.86
DJ–AIG Commodity Index Total Returnsm	0.89	1.00	0.72
S&P 500® Index	0.00	0.09	–0.02
Lehman U.S. Aggregate Index	0.05	0.02	0.01
MSCI EAFE Index	0.13	0.22	0.07

Sources: AIG, Standard & Poor’s, Lehman Brothers, MSCi, Bloomberg (12/31/91–12/31/06), based on monthly returns.

WHY INVEST IN COMMODITIES AS OPPOSED TO COMMODITY PRODUCERS?

Some investors think they are gaining exposure to commodities when they invest in the common stocks of commodity producers. However, for a number of reasons, the performance of producer stocks and commodities often diverge, so it is a bit of a misconception to think that when you invest in a company like Exxon Mobil or Starbucks that you have direct exposure to oil or coffee prices. Buying a company’s equity securities exposes an investor to a variety of factors, including their specific financial and operational risk. In addition, companies may hedge their commodity exposure, thereby minimizing the impact changes in commodity

2	iPATH EXCHANGE TRADED NOTES

FIGURE 2

Yearly Returns for Stocks, Bonds and Commodities Compared to Inflation

Sources: Lehman, Standard & Poor’s, BGI, Bloomberg. Data as of 12/29/06.

FIGURE 3

Annual Returns for Oil and Oil & Gas Companies

Index returns are for illustrative purposes only and do not represent the actual performance of any investment. Index performance returns do not reflect management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results.

Sources: BGI, Bloomberg.

Data as of 12/29/06.

prices have on their bottom line. The most effective way for an investor to add commodity exposure to their portfolio is by directly investing in commodities, or a product that seeks to track a pure commodity index. The chart in figure 3 shows the annual returns of a hypothetical investment in oil directly, as represented by the S&P GSCI™ Crude Oil Total Return Index, and exposure to the stocks of oil companies, as represented by the Dow Jones U.S. Oil & Gas Index. As you can see, historically these two indexes have not moved in lockstep and may have moved in different directions.

HOW DO I GET EXPOSURE TO COMMODITIES?

Below is a brief summary of some common strategies for gaining commodity asset class exposure.

•	While providing pure asset class exposure, owning physical commodities outright typically entails high transportation and storage costs and is not cost effective or practical for most investors.

•	Managed futures eliminate the transportation and storage costs but are best suited for institutional investors with the resources to meet investment minimums and manage derivatives contracts.

•	Commodity-indexed mutual funds provide a viable alternative for the individual investor, offering broad-based commodity exposure with relatively low investment minimums.

•

iPath Exchange Traded Notes (ETNs) are the latest innovation from Barclays designed to provide investors with a new way to accessN this difficult-to-reach market. Providing investors with convenient access to the returns of key commodity indexes (less investor fees), ipath ETNs may be one of the most convenient and cost-effective means yet of gaining diversified commodity exposure.

ARE COMMODITIES RIGHT FOR ME?

Commodities can be appropriate for investors looking for new ways to diversify their portfolio and who have a long-term time horizon for investment. They can be an exciting asset class in which to invest, but also can be volatile. Speak with your financial professional about how much exposure you may allocate based on your investment objectives, and how to select the most-appropriate investment vehicle.

USING COMMODITIES TO DIVERSIFY YOUR PORTFOLIO	3

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. ("BGINA"), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. ("BCI") are affiliates of Barclays Bank PLC.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. **Sales in the secondary market may result in significant losses.**

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility and may bear unique risks specific to such commodity or sector. The current or "spot" prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

In addition to factors affecting commodities generally, index components composed of futures contracts on nickel or copper, which are industrial metals, may be subject to a number of additional factors specific to industrial metals that might cause price volatility. These include changes in the level of industrial activity using industrial metals (including the availability of substitutes such as man-made or synthetic substitutes); disruptions in the supply chain, from mining to storage to smelting or refining; adjustments to inventory; variations in production costs, including storage, labor and energy costs; costs associated with regulatory compliance, including environmental regulations; and changes in industrial, government and consumer demand, both in individual consuming nations and internationally. Index components concentrated in futures contracts on agricultural products, including grains, may be subject to a number of additional factors specific to agricultural products that might cause price volatility. These include weather conditions, including floods, drought and freezing conditions; changes in government policies; planting decisions; and changes in demand for agricultural products, both with end users and as inputs into various industries.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

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